[LOGO AHOLD]                                          Press Release

                                                      Royal Ahold
                                                      Public Relations

                                           Date:  February 5, 2003
                            For more information:  +31.75.659.5720



Ahold in discussions on sale of the Chilean operations of Santa Isabel

Zaandam, The Netherlands, February 5, 2003 - Ahold today confirmed it is engaged in exploratory talks regarding the possible sale of its stake in its Chilean supermarket activities that trade under the Santa Isabel banner. The Peruvian and Paraguayan operations will not be part of this transaction. At year-end 2002, Santa Isabel operated 77 stores in Chile.

Notwithstanding the fact that Ahold and Chilean retailer Cencosud S.A. must still agree on the terms of the final agreements, the parties intend to negotiate on the basis that these activities have a total value, not considering any liability, of approximately USD 150 million. The related book value, including goodwill, of the Chilean assets is approximately USD 220 million.

Cencosud has interests in real estate, do-it-yourself (DIY) stores and hypermarkets. Its wholly-owned subsidiary, Hipermercados Jumbo S.A., is the third-largest food retailer in the country with 7 hypermarkets and 15 DIY stores. The company also operates 11 hypermarkets and 21 DIY stores in Argentina.

The possible divestment of its stake in its Chilean activities fits within Ahold's strategy announced November 19, 2002. The strategy focuses on boosting growth in its profitable core businesses, reducing debt and rationalizing the portfolio. Consistently underperforming core assets are being scrutinized for potential divestment. Ahold's Chilean activities fall within that category.

Ahold Corporate Communications:  +31.75.659.5720


--------------------------------------------------------------------------------
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements include, but are not limited to, expectations as to the completion of announced transactions. Those forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Such factors include, but are not limited to, the effect of general economic conditions and the actions of government and other regulators. Fluctuation in exchange rates between the Euro and the other currencies in which Ahold's assets, liabilities or results are denominated, in particular the U.S. dollar and the Chilean peso, can also influence the actual results as can other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to those forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".

--------------------------------------------------------------------------------

                                                  Albert Heijnweg, 1 Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0) 75.659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302